Filed by Chardan NexTech Acquisition 2 Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.

Commission File No.: 001-40730

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Chardan NexTech Acquisition 2 Corp. has announced the approval of a business combination with Dragonfly Energy Corporation. Dragonfly Energy Corp. is a leading manufacturer of deep cycle lithium-ion batteries. Dragonfly's battery products are designed and assembled in the USA, and the Company's research and development initiatives are revolutionizing the energy storage industry through innovative technologies and manufacturing processes. Chardan NexTech Acquisition 2 Corp. is led by its Chairman of the Board of Directors, Kerry Propper, its Chief Executive Officer and Director, Jonas Grossman, and its Chief Financial Officer and Director, Alex Weil, CFA. Dragonfly Energy Corp. is led by its Co-Founder, Chairman and Chief Executive Officer, Dr. Denis Phares, Co-Founder and Chief Operations Officer, Sean Nichols and Chief Financial Officer John Marchetti. Chardan is serving as financial advisor and joint placement agent. https://lnkd.in/gTMuiydw



CHARDAN
#ChardanTransactions
Announced
May 2022
CHARDAN
NEXTECH ACQ 2
dragonfly
SPAC M&A
Financial Advisor and
Joint Placement Agent
To learn more about Chardan's Investment Banking practice and recent transactions, visit www.chardan.com/investment-banking